Asia Entertainment & Resources Ltd.
Unit 605, East Town Building
16 Fenwick Street
Wanchai, Hong Kong

October 18, 2012

VIA EDGAR

David R. Humphrey

Accounting Branch Chief

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Asia Entertainment & Resources Ltd.
Form 20-F for fiscal year ended December 31, 2011
Filed March 16, 2012
File No. 001-34804

Dear Mr. Humphrey,

Asia Entertainment & Resources Ltd. (“We” or the “Company”) is hereby providing responses to comments issued on September 26, 2012 regarding the Company’s Form 20-F for the fiscal year ended December 31, 2011 (the “Form 20-F”) and addressed to Mr. Leong Siak Hung (the “Staff’s Letter”).

In order to facilitate your review we have responded to each of the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs in the Staff’s Letter.

Form 20-F for the Fiscal Year Ended December 31, 2011

Item 5. Operating and Financial Review and Prospects, page 39

Liquidity and Capital Resources—Historical Cash Flows, page 51

1.	We note that you have available lines of credit of approximately $55,263,000 from casino license holders, of which $35,989,109 was outstanding at December 31, 2011. Since lines of credit, such as those obtained from banks, are generally available for working capital, your discussion of available lines of credit could be construed as implying that you have almost $20 million in available borrowings to fund your operations. However, based on the disclosure in Note 6 to your financial statements, it appears the amounts due to the Casino Operators consist solely of advances of non-negotiable chips (which do not appear to be readily convertible into cash). If your available lines of credit from casino license holders are not potential sources of cash to fund your operations, please clarify your disclosure in this regard.

COMPANY RESPONSE: The amounts due to the Casino Operators consist solely of advances of non-negotiable chips which are used to extend credit to junket agents and gaming patrons, which is a significant portion of the operations of the Promoter Companies. The advances are made pursuant to credit extension agreements (“Lines of Credit) from the Casino Operators, and are used to fund operations. The Promoter Companies “purchase” non-negotiable chips from the Casino Operators by utilizing the Lines of Credit, as well as using funds from other sources, such as the Company equity and shareholders loan. The Lines of Credit are repaid in form of cash and cash chips. The non-negotiable chip is the only currency used in the VIP room for gaming. Therefore, the available Lines of Credit from Casino Operators are sources of cash that fund the operations of the Promoter Companies.

2.	In Note 6 to your financial statements, you indicate that your lines of credit payable to the Casino Operators are renewable monthly. Please add this disclosure to your MD&A, and discuss the effect on your operations if the Casino Operators decided not to renew your lines of credit in any given month. Also, in the event you were required to repay your lines of credit payable to the Casino Operators, state the expected source of repayment.

COMPANY RESPONSE: We acknowledge the Staff’s comment and confirm that the Company will include, in its future filings, the following disclosure:

If the Casino Operators decide not to renew the lines of credit in any given month, Rolling Chip Turnover may be reduced as a result of reducing credit extended to junket agents and gaming patrons for gaming purposes. As a result, the amount of the reduced Rolling Chip Turnover, our gaming revenue from the Casino Operators and our net operating income would also be reduced.

Our expected sources of repayment of the Lines of Credit are the repayment of markers receivable from junket agents and gaming patrons as well as receivables due from the Casino Operators.

Contractual Obligations, page 52

3.	It is unclear why you have not included your lines of credit payable to Casino Operators in your table of contractual obligations. Please explain.

COMPANY RESPONSE: We note the Staff’s comment but do not believe the Lines of Credit from the Casino Operators should be included in the contractual obligations table. Pursuant to Item 5.F.1 of Form 20-F, the items to be included in the contractual obligations table are: Long-Term Debt Obligations, Capital (Finance) Lease Obligations, Operating Lease Obligations, Purchase Obligations and Other Long-Term Liabilities Reflected on the Company’s Balance Sheet under the GAAP of the primary financial statements. The Lines of Credit from the Casino Operators do not fall under any of the aforementioned categories since they are short-term obligations, and, therefore we do not believe that they would be properly disclosed in the contractual obligations table. In addition, we believe the discussion of Line of Credit in the Liquidity and Capital Resources section of the 20-F sufficiently describes the Line of Credit.

Item 18. Financial Statements, page 88

Consolidated Balance Sheets, page F-3

4.	The markers receivable balance increased from $120,140,393 at December 31, 2010 to $240,131,089 at December 31, 2011. In this regard, please tell us the reason(s) for this material increase, and provide us with a table that details the receivables generated and collections made during the current year. Also, please provide us with the amount, if any, of markers receivable at December 31, 2010 that remained outstanding throughout 2011. In addition, please provide us with an aging (i.e., 30 days, 60 days, 90 days, etc.) of your markers receivable at December 31, 2010 and December 31, 2011.

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COMPANY RESPONSE: The markers receivable balance increased from $120,140,393 at December 31, 2010 to $ 240,131,089 at December 31, 2011 as a result of reinvesting profits, increased lines of credit granted by the Casino Operators, increased shareholder loans and proceeds from warrant exercises amounting to $35.5 million in October 2010. Below, please find tables detailing the receivables generated and collections made in the years ended December 31, 2010 and 2011.

December 31, 2010

Extension of credit for the year ended December 31, 2010	$1,474,641,711
Collections for for the year ended December 31, 2010	(1,354,501,318)
Outstanding markers receivable at December 31, 2010	$120,140,393

December 31, 2011

Outstanding markers receivable at December 31, 2010	$120,140,393
Extension of credit for the year ended December 31, 2011	3,248,603,933
Collections for the year ended December 31, 2011	(3,128,613,237)
Outstanding markers receivable at December 31, 2011	$240,131,089

None of the markers receivable at December 31, 2010 remained outstanding as of December 31, 2011. Please see below for the aging of the Company’s markers receivable by jurisdiction at December 31, 2010 and 2011.

December 31, 2010

Jurisdiction	Total	0-30 days	31-60 days	61-90 days	90-180 days	Over 180 days
PRC	$24,845,320	$22,606,655	$2,238,665	$-	$-	$-
HK	2,743,008	1,520,749	1,222,260	-	-	-
Macau	92,552,065	71,396,682	21,091,053	64,329	-	-
	$120,140,393	$95,524,086	$24,551,978	$64,329	$0	$0

December 31, 2011

Jurisdiction	Total	0-30 days	31-60 days	61-90 days	90-180 days	Over 180 days
PRC	$46,779,334	$37,987,405	$8,791,929	$-	$-	$-
HK	1,592,341	801,954	790,387	-	-	-
Macau	191,759,414	96,792,186	86,866,727	8,100,501	-	-
	$240,131,089	$135,581,545	$96,449,043	$8,100,501	$-	$-

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Note 2—Summary of Significant Accounting Policies, page F-11

VIP Gaming Room Cage and Marker Accounting, page F-13

5.	You state that may not be able to collect all of the markers receivable from the junket agents. You also state that you expect to be able enforce these obligations only in a limited number of jurisdictions, including Macau. In addition, you state that, to the extent that junket agents are from other jurisdictions, you may not have access to a forum in which you will be able to collect all of your markers receivable because, among other reasons, courts of many jurisdictions do not enforce gaming debts and you may encounter forums that will refuse to enforce such debts. In this regard, you state that your inability to collect gaming debts could have a significant negative impact on your operating results. As such, please tell us and revise your disclosure to include a table that details markers receivable from junket agents in jurisdictions for which you may not have access to a forum that will enable collection. Also, please provide an aging of your markers receivable, by jurisdiction, at December 31, 2010 and December 31, 2011.

COMPANY RESPONSE: We acknowledge the Staff’s comment and confirm that the Company will include, in its future filings, the following disclosure

Courts in certain jurisdictions do not enforce gaming debts and the Company may encounter forums that will refuse to enforce such debts. The following is a summary of the Company’s markers receivable by jurisdiction that may refuse to enforce such debts:

Jurisdiction	December 31, 2011	% of total markers receivable	December 31, 2010	% of total markers receivable

PRC	$46,779,334	19%	$24,845,320	21%

Please see our response to Comment 4 for the aging of markers receivable by jurisdiction.

6.	You indicate that Messrs. Lam and Vong have guaranteed all markers receivable and, as a result, management believes that a reserve for bad debts is not deemed necessary. In this regard, please explain to us how you would account for any collections from Messrs. Lam and Vong in the event that any markers were deemed to be uncollectible. Please provide us with an example in your response that specifically indicates whether or not you would record any bad debt expense on the date you deem a marker to be uncollectible. We may have further comment after reviewing your response.

COMPANY RESPONSE: Messrs. Lam and Vong have guaranteed all markers receivable for credit extended to junket agents and gaming patrons.  The guarantee is supported by both the current and long-term loans from Messrs. Lam and Vong.  Management regularly evaluates the collectability of markers receivables and generally considers markers receivable outstanding greater than 180 days to be doubtful account.  If collection is deemed to be doubtful, an allowance for doubtful account and related bad debt expense is recorded.  In the event that the markers receivable is ultimately considered uncollectible, the uncollectible marker is offset against the loans payable to Messrs. Lam and Vong and related income on bad debt recovered is recorded. No bad debt expense has been recorded historically as the markers receivable are outstanding for less than 180 days.

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7.	On a related matter, you state that the guarantee of Messrs. Lam and Vong can be offset against the loans provided by them for working capital. In this regard, please provide us with more information regarding the enforceability of the guarantee of Messrs. Lam and Vong for amounts in excess of the loans provided by them for working capital. Also, in the event the guarantee of Messrs. Lam and Vong is actually offset against the loans provided by them, please tell us and revise your disclosure to discuss the effect of any such offset on the ability of Messrs. Lam and Vong to convert their loans into Ordinary Shares.

COMPANY RESPONSE: The guarantees of Messrs. Lam and Vong are enforceable under the laws of Hong Kong. While the total balance of markers receivable exceed the loans provided by Messrs. Lam and Vong, management believes that, based upon the following, enforcing the guarantee does not present a significant risk:

•	Historical collections of markers receivable averaging 30 days;
•	None of the markers receivable were charged against the loans during the years ended December 31, 2010 and December 31, 2011.

Pursuant to the Convertible Loan Agreement, there are no restrictions in converting such loans to ordinary shares. The offset only applies to the loans payable balance presented under current liabilities which excludes the convertible loan of $60,000,000.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact our legal counsel, Giovanni Caruso of Loeb & Loeb LLP, at (212) 407-4866, or Nicole Eisenberg of Loeb & Loeb LLP, at (212) 407-4237, if you have any questions.

Sincerely,

Asia Entertainment & Resources Ltd.

By:	/s/ Raymond Li
Name: Raymond Li
Title: Chief Financial Officer

cc: Mitchell S. Nussbaum

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